December 4, 2008

Via EDGAR

Stephen G. Krikorian

Accounting Branch Chief

Securities & Exchange Commission

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Re:	LookSmart, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended September 30, 2008
Form 8-K Filed on February 28, 2008, May 5, 2008, August 5, 2008 and November 3, 2008
File No. 000-26357

Ladies and Gentlemen:

This letter is in response to Mr. Krikorian’s letter to Mr. Stephen C. Markowski dated November 19, 2008, which sets forth the Staff’s comments regarding the above-referenced filings.

The numbered response below corresponds to the number in Mr. Krikorian’s letter. For your convenience, we have included the Staff’s comments in bold typeface before each of the Company’s responses.

Form 10-K For the Year Ended December 31, 2007

Note 10, Commitments and Contingencies

Lane’s Gifts and Collectibles, LLC v. Yahoo!, Inc., pages 60 and 61

1. We note that you recorded an estimate of the amount of the loss on settlement that was probable and estimable at December 31, 2007. Please confirm, if true, that the amount accrued was $963,000 and tell us the amount of proceeds recovered from your insurance carrier.

In response to the Staff’s comment, the Company notes that the total amount of the proceeds recovered from the Company’s insurance carrier was $1,000,000, and that such amount was accrued and is included in Accrued expenses and other accrued liabilities under Current liabilities.

Form 10-Q For the Quarterly Period Ended September 30, 2008

Note 2, Fair Value of Financial Instruments

Valuation of Investments, pages 11 and 12

2. We note your expanded disclosures surrounding your use of a pricing service to assist you in determining the fair values of your investments. Please consider further expanding your disclosures in future filings to include discussion of the following:

•	The number of prices you generally obtained per instrument, and if you obtained multiple prices, how you determined the ultimate value you used in your financial statements;

•	Whether, and if so, how, and why, you adjusted the prices you obtained from pricing services;

•

The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157 and to ensure that you properly classified your investments in the fair value hierarchy.

In response to the Staff’s comment, the Company will further expand its disclosures in future filings to include, where material, the above points. The Company respectfully notes that for investments that have quoted market prices in active markets, it receives a single quoted market price from a third party pricing service. For investments in inactive markets, the Company also receives a single price per instrument from one service based on quoted prices for similar assets in inactive markets where significant inputs are observable (e.g. interest rates, yield curves, default rates, etc.) or can be corroborated by other observable market data. In addition, the Company did not make any adjustments to the prices obtained from the pricing service used to assist it in determining the fair values of its investments.

Forms 8-K Filed on February 28, 2008, May 5, 2008, August 5, 2008 and November 3, 2008

3. We note your reconciliation of the non-GAAP measure Adjusted EBIDTA to net loss, a performance measure, however, you appear to be using the non-GAAP measure Adjusted EBITDA as a liquidity measure. In this regard, we note that your management uses the non-GAAP financial measure Adjusted EBITDA to assess the “underlying cash-based operating performance that enables comparison of its cash-based financial results in different periods.” Further, we note that you believe “Adjusted EBITDA provides visibility into [y]our ability to meet [y]our future capital expenditures and working capital requirements. Tell us what consideration you have given to providing a reconciliation, pursuant to Item 10(e)(1)(i)(A) of Regulation S-K to a GAAP liquidity measure.

In response to the Staff’s comment, the Company respectfully notes that it has historically viewed Adjusted EBITDA, and its use thereof, as a financial performance measure associated with the Company’s trajectory toward profitability, and not as a liquidity measure. The Company therefore believed that the reconciliation of Adjusted EBITDA to GAAP net loss provided information that was useful to investors as a financial performance measure. Further, the Company believes that a reconciliation of a non-GAAP performance measure to a GAAP liquidity measure, or to the Company’s cash flow statement, would not be meaningful to investors. That said, the Company will modify its future disclosures to eliminate reference to Adjusted EBITDA and to clarify its use of non-GAAP net loss or non-GAAP net income, as appropriate.

Finally, LookSmart has authorized the undersigned to provide LookSmart’s acknowledgement that:

•	LookSmart is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	LookSmart may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jon E. Gavenman
Jon E. Gavenman Cooley Godward Kronish, LLP

cc:	Stephen C. Markowski
Stacey Giamalis